MONEY MARKET OBLIGATIONS TRUST

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

July 10, 2014

EDGAR Operations Branch

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, Northwest

Washington, DC 20549

RE: Form N-14

RE: MONEY MARKET OBLIGATIONS TRUST (the “Trust” or Registrant”)

Federated Treasury Obligations Fund (the “Fund”)

1933 Act File No. 33-31602

1940 Act File No. 811-5950

Dear Sir or Madam:

The following responds to your specific instructions that we furnish a written review of the responses provided to the oral comments received from the Commission’s staff on July 1, 2014 regarding the N-14 filing made on June 11, 2014. The following responses have been discussed orally with the Registrant’s examiner, Asen Parachkevov.

1.	In response to your comment #1, accrued liabilities are estimated based on recent payments, therefore it is possible that there could be cash remaining after paying all outstanding liabilities.
2.	In response to your comment #2, the Registrant confirms that footnote No. 1 and No. 2 of the Fee Table will be revised from “voluntarily” to “on their own initiative”.
3.	In response to your comment #3, the Fee Table Example uses gross expenses to calculate expenses, even for the first year. The Registrant confirms that waivers are not recouped at a later date.
4.	In response to your comment #4, the Registrant confirms that: the Board has been informed of, and is in agreement with, the Adviser’s investment and “shadow voting”. The Adviser’s shadow voting procedures are included in the applicable proxy voting policies and has been reviewed for purposes of Section 17.

If you have any questions on the enclosed material, please do not hesitate to contact me at (412) 288-6812.

Very truly yours,

/s/ Diane J. Palmer

Diane J. Palmer

Senior Paralegal